March 3, 2021

VIA EDGAR TRANSMISSION

Karina Dorin

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Belong Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted February 2, 2021

CIK No. 0001842384

Dear Ms. Dorin:

On behalf of Belong Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated March 2, 2021 relating to the Draft Registration Statement on Form S-1 of the Company (the “DRS”) confidentially submitted to the Commission by the Company on February 2, 2021. We are concurrently live filing via EDGAR the Form S-1 registration statement of the Company (the “Form S-1”). The changes reflected in the Form S-1 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Form S-1 filed concurrently herewith.

Draft Registration Statement on Form S-1

Summary, page 2

1.	Please tell us the basis for your belief that you are the most diverse special purpose acquisition company targeting the technology industry.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 77 of the Form S-1 in response to the Staff’s comment.

The Offering

Our Strategy, page 4

2.	Please expand your disclosure to discuss in greater detail your "scout program" and explain in greater detail the role and function of such program and whether any of the members thereof will be compensated.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 76 of the Form S-1 in response to the Staff’s comment.

Founder Shares, page 12

3.	We note your disclosure here and elsewhere that your initial stockholders will collectively own 20% of your issued and outstanding shares after this offering. If true, please revise your disclosure here and elsewhere, as applicable, to reflect that such amount excludes the private placement shares. In that regard, we note you disclose on your prospectus cover page that your sponsor has committed to purchase an aggregate of 550,000 units (or 595,000 units if the over-allotment option is exercised in full) in a private placement that will close simultaneously with the closing of this offering and you disclose on page 106 that after this offering your initial stockholders will beneficially own 22.8% of your outstanding common stock.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 12, 13, 22, 51 and 122 of the Form S-1 in response to the Staff’s comment.

Limited payments to insiders, page 24

4.	We note you disclose here that prior to an initial business combination you will pay customary advisory fees to an affiliate of your sponsor. However, we also note you disclose on pages 99, 108 and 110 that no compensation of any kind, including finder's and consulting fees, will be paid to your sponsor, officers and directors, or any of their services, for services rendered prior to or in connection with the completion of your initial business combination. Please reconcile these disclosure and, to the extent applicable, disclose any arrangements you have with your sponsor or any affiliates with respect to such fees.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 102 and 110 of the Form S-1 in response to the Staff’s comment. The Company also notes for the Staff that the statements on pages 99, 108 and 110 included exceptions to the cited statement in the following sentences.

Management, page 98

5.	Please describe your Chief Financial Officer's business experience during the past five years. See Item 401(e) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 98 of the Form S-1 in response to the Staff’s comment.

Principal Stockholders, page 106

6.	Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned Belong Acquisition Sponsor, LLC. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 106 of the Form S-1 in response to the Staff’s comment.

* * * * *

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Jennifer Deason

Jennifer Deason Chief Executive Officer Belong Acquisition Corp.

cc:	Mark Rosenstein, Esquire

Derick Kauffman, Esquire
Ledgewood, PC

John Cannarella
Karl Hiller
Kevin Dougherty

U.S. Securities and Exchange Commission

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